UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33075

Granahan McCourt Acquisition Corporation

(Exact name of registrant as specified in its charter)

179 Stony Brook Road

Hopewell, NJ  08525

(609) 333-1200

(Addresses, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock, $0.0001 par value, and one Warrant

Common Stock, $0.0001 par value per share

Warrants to purchase shares of Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
Units: 1
Common Stock: 11
Warrants: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Granahan McCourt Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 1, 2008	By:	/s/ David C. McCourt
			Name:	David C. McCourt
			Title:	President, Chief Executive Officer and
Chairman